Exhibit (a)(iii)

ARTICLES SUPPLEMENTARY

COHEN & STEERS INTERNATIONAL REALTY FUND, INC., a Maryland corporation having its principal office in Baltimore, Maryland (hereinafter called the “Corporation”), hereby certifies to the State Department of Assessments and Taxation of Maryland that:

FIRST: The aggregate number of shares of Common Stock that the Corporation has authority to issue is increased by six hundred million (600,000,000) shares of Common Stock, $.001 par value per share, with an aggregate par value of six hundred thousand dollars ($600,000), of which two hundred million (200,000,000) of such shares shall be classified as Class A Common Stock of the Corporation, two hundred million (200,000,000) of such shares shall be classified as Class C Common Stock of the Corporation, and two hundred million (200,000,000) of such shares shall be classified as Class I Common Stock of the Corporation.

SECOND: The shares of Class A Common Stock, Class C Common Stock and Class I Common Stock of the Corporation shall have the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms and conditions of redemption as set forth in Article FIFTH of the Corporation’s Charter and shall be subject to all provisions of the Corporation’s Charter relating to stock of the Corporation generally.

THIRD: Immediately before the increase and classification of shares as set forth in Article FIRST hereof, the Corporation was authorized to issue two hundred million (200,000,000) shares of stock, all of which were shares of Common Stock, having a par value of one tenth of one cent ($.001) each, and an aggregate par value of two hundred thousand dollars ($200,000), classified as follows:

Class	Shares Authorized
Class A Shares	50,000,000
Class B Shares	50,000,000
Class C Shares	50,000,000
Class I Shares	50,000,000

Total	200,000,000

FOURTH: As hereby increased and classified, the total number of shares of stock which the Corporation has authority to issue is eight hundred million (800,000,000) shares, all of which are shares of Common Stock, with a par value of one tenth of one cent ($.001) per share, having an aggregate par value of eight hundred thousand dollars ($800,000), classified as follows:

Class	Shares Authorized
Class A Shares	250,000,000
Class B Shares	50,000,000
Class C Shares	250,000,000
Class I Shares	250,000,000

Total	800,000,000

FIFTH: The Board of Directors of the Corporation increased the total number of shares of capital stock that the Corporation has authority to issue pursuant to Section 2-105(c) of the Maryland General Corporation Law and classified the increased shares pursuant to authority provided in the Corporation’s Charter.

IN WITNESS WHEREOF, Cohen & Steers International Realty Fund, Inc. has caused these Articles Supplementary to be signed in its name and on its behalf by its Vice President who acknowledges that these Articles Supplementary are the act of the Corporation, that to the best of his knowledge, information and belief all matters and facts set forth herein relating to the authorization and approval of these Articles Supplementary are true in all material respects, and that this statement is made under the penalties of perjury.

COHEN & STEERS INTERNATIONAL REALTY FUND, INC.

By:	s/Joseph M. Harvey
Name: Joseph M. Harvey
Title: Vice President

WITNESS:

s/John E. McLean
Name: John E. McLean
Title: Secretary

Dated: February 5, 2007